UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42505

Huachen AI Parking Management Technology Holding Co., Ltd

(Translation of registrant’s name into English)

No. 6395 Hutai Road
Baoshan District, Shanghai, China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On October 13, 2026, at 10:00 A.M., Beijing Time (October 12, 2026, at 10:00 P.M., Eastern Time), Huachen AI Parking Management Technology Holding Co., Ltd (the “Company”) held an extraordinary general meeting of shareholders (the “Extraordinary Meeting”) at its executive office at No. 6395 Hutai Road, Baoshan District, Shanghai, China. Holders of 7,964,048.96 Class A ordinary shares of a par value of US$0.0000375 each (the “Class A Ordinary Shares”), and 533,334 Class B ordinary shares of the Company were present in person or by proxy at the Extraordinary Meeting, representing a total voting power of approximately 90.84% of the total voting power represented by the 10,379,942 Class A and 533,334 Class B ordinary shares issued and outstanding as of the record date of September 21, 2026, and therefore constituting a quorum. All matters voted on at the Extraordinary Meeting were approved as recommended by the Board of Directors of the Company.

Extraordinary General Meeting of Shareholders

The final voting results for each matter submitted to a vote of shareholders at the Extraordinary Meeting are as follows:

		For	Against	Abstain
Proposal One:	By a special resolution, to approve that the voting rights attached to each Class B ordinary share of a par value of US$0.0000375 each (the “Class B Ordinary Shares”) of the Company be decreased from two hundred (200) votes per share to thirty (30) votes per share on all matters subject to vote at general meetings of the Company (the “Decrease of Voting Rights of Class B Ordinary Shares”).	23,958,456.09	5,235.87	377
Proposal Two:

As an ordinary resolution, to approve a share consolidation of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares, par value US$0.0000375 each, at a ratio of twenty (20)-for-one (1), such that every twenty (20) Class A Ordinary Shares of a par value of US$0.0000375 each be consolidated into one Class A ordinary share of a par value of US$0.00075 each, and every twenty (20) Class B Ordinary Shares of a par value of US$0.0000375 each be consolidated into one class B ordinary share of a par value of US$0.00075 each (the “Share Consolidation”), and the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share, which shall take effect on October 23, 2026, and upon the Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$37,500,000 divided into 800,000,000,000 Class A Ordinary Shares of a par value of US$0.0000375 each and 200,000,000,000 Class B Ordinary Shares of a par value of US$0.0000375 each.

TO: US$37,500,000 divided into 40,000,000,000 class A ordinary shares of a par value of US$0.00075 each and 10,000,000,000 class B ordinary shares of a par value of US$0.00075 each.

		23,963,141.00	927.87	0.09
Proposal Three:	By a special resolution, subject to and conditional upon approval by the shareholders of Proposal One and Proposal Two, to adopt the amended and restated memorandum and articles of association of the Company in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company, to reflect the Decrease of Voting Rights of Class B Ordinary Shares and Share Consolidation (the “Adoption of the Amended and Restated M&AA”).	23,958,454.09	5,402.87	212
Proposal Four:	By an ordinary resolution, to adjourn the Extraordinary Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One and Proposal Two (the “Adjournment”).	23,958,371.09	5,491.87	206

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2026	Huachen AI Parking Management Technology Holding Co., Ltd

	By:	/s/ Bin Lu
	Name:	Bin Lu
	Title:	Chief Executive Officer

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